FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 22, 2008

Minco Silver Corporation is pleased to report the start of the regional exploration program along the highly prospective Fuwan Silver Belt.  To date, Minco Silver has focused on the Fuwan Silver Deposit, containing a NI 43-101 compliant Indicated silver resource of 93.5 million ounces and an Inferred silver resource of 63.3 million ounces.  The Company’s exploration permits cover more than 200 square kilometres and include the Fuwan Silver Deposit which extends for approximately three kilometres (km) and lies within the 10 km long Fuwan Silver Belt.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated May 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  May 22, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	May 22, 2008

NEWS RELEASE

MINCO SILVER STARTS REGIONAL EXPLORATION PROGRAM ALONG THE FUWAN SILVER BELT

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the start of the regional exploration program along the highly prospective Fuwan Silver Belt.  To date, Minco Silver has focused on the Fuwan Silver Deposit, containing a NI 43-101 compliant Indicated silver resource of 93.5 million ounces and an Inferred silver resource of 63.3 million ounces.  The Company’s exploration permits cover more than 200 square kilometres and include the Fuwan Silver Deposit which extends for approximately three kilometres (km) and lies within the 10 km long Fuwan Silver Belt.

The planned regional exploration program budgeted at Cdn. $2.5 million will consist of the following:

•

Detailed structural and geological studies of the entire Fuwan Silver Belt.

•

300 km of detailed ground magnetic survey over 70% of the Fuwan Silver Belt.

•

30 km of dipole-dipole induced polarization survey.

•

10,000 m of diamond core drilling to test the main target areas: the Luzhou and the Dieping areas.

Previous geochemical surveys consisting of 50,000 individual soil samples and geological surveys conducted over the entire Fuwan Silver Belt by the 757 Exploration Team resulted in several significant gold and silver anomalies.  The 757 Exploration Team also completed exploration drilling on the Dieping and the Luzhou areas.  The historical assay results are highlighted by the following intersections:

•

Dieping ZK21401:

181.4 g/t silver over 8.01 metres

and 191.8 g/t silver over 4.8 metres

•

Dieping ZK21502:

119.0 g/t silver over 6.71 metres

•

Luzhou ZK7501A:

568.1 g/t silver over 2.87 metres

•

Luzhou ZK10001:

128.0 g/t silver over 2.53 metres

The geophysical survey is currently underway and is being conducted by Geosan, LLC, of Ulaanbatar, Mongolia.  Geosan is a very experienced geophysical exploration company and has conducted numerous surveys for significant exploration companies in Mongolia.

Minco Silver is encouraged by the favourable geology and previous exploration results reported by the 757 Exploration Team on the Fuwan Silver Belt. The current exploration program could potentially lead to the discovery of additional silver deposits on this World Class Fuwan Silver Belt.

Please visit the Company's website at www.mincosilver.ca to view a map of the Fuwan Silver Belt and main target areas.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX listed company focusing on the acquisition and development of silver dominant projects in China.  The Company owns 100% interest in the World Class Fuwan Silver Deposit, situated along the northeast margin of the highly prospective Fuwan Silver Belt.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 ir@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.